Filed by AlloVir, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AlloVir, Inc.

Commission File No.: 001-39409

Date: November 8, 2024

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 7, 2024, among AlloVir, Inc., a Delaware corporation (“AlloVir”), Aurora Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of AlloVir, and Kalaris Therapeutics, Inc., a Delaware corporation (“Kalaris”) (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Kalaris (the “Merger”), with Kalaris continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of AlloVir.

The following is a transcript of the joint conference call and webcast hosted by AlloVir and Kalaris on November 8, 2024 to discuss the announcement of the proposed Merger transaction involving AlloVir and Kalaris. The slides that are referred to herein relate to the presentation filed on Form 425 by AlloVir with the Securities and Exchange Commission on November 8, 2024.

Operator

Thank you for joining the conference call this morning to introduce the proposed merger agreement between AlloVir and Kalaris Therapeutics. I would like to remind everyone that today’s call is being recorded and will be made available for replay via webcast only, instructions are included in today’s press release and in the Investor’s Section of AlloVir’s website. I would now like to turn the call over to Corey Davis of LifeSci Advisors, investor relations for Kalaris Therapeutics.

Corey Davis

Thank you operator. Before management begins todays call, I would like to remind everyone that this discussion and the accompanying presentation will contain forward-looking statements based upon the current expectations of AlloVir and Kalaris, which include, but are not limited to, statements regarding the expected timing, completion, effects and potential benefits of the transaction and our future expectations, plans and prospects for the combined company. Such statements represent management’s judgment and intention as of today and involve assumptions, risks and uncertainties. This slide titled

“Disclaimer” provides an overview of these forward-looking statements and the risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated in these forward-looking statements. Please refer to this slide for more details on these forward-looking statements and other important information. AlloVir and Kalaris undertake no obligation to update or revise any forward-looking statements except as required by law.

Further, AlloVir intends to file a registration statement and accompanying proxy statement and prospectus with the SEC relating to the proposed merger. Please be advised to read, when available, the proxy statement and prospectus and other relevant documents filed with the SEC as these will contain important information about AlloVir, Kalaris and the transaction. Once available, these documents can be obtained from the SEC at sec.gov or on AlloVir’s website. I would now like to introduce David Hallal, Chairman of AlloVir to begin today’s call.

David Hallal

Thank you, Corey and good morning, everyone. Joining me on today’s call are Andrew Oxtoby, Chief Executive Officer of Kalaris Therapeutics, and Dr. Matthew Feinsod, Medical Lead of Kalaris Therapeutics. As you likely saw, AlloVir and Kalaris issued a joint press release this morning announcing the signing of our definitive merger agreement and AlloVir filed a Form 8-K, which we encourage you to read for more information. I’m pleased to be able to share more details with you about the agreement today.

Upon completion of the Merger, pre-Merger AlloVir stockholders are expected to own approximately 25.05% of the combined company and pre-Merger Kalaris stockholders are expected to own approximately 74.95% of the combined company. Upon closing, the combined company is expected to have approximately $100 million in cash, which is expected to be sufficient to fund operations the end of 2026. The Merger is expected to close in the first quarter of 2025, and at that time the company is expected to be renamed Kalaris Therapeutics, remaining on the NASDAQ, and trading under a new ticker symbol, “KLRS”.

Before turning the call over to Andrew and Matthew to discuss Kalaris and the highly innovative lead anti-VEGF therapeutic candidate, TH103, I would like to express how delighted I am that we are entering into this definitive agreement with Kalaris. The Boards and management teams at each organization truly believe in the synergies that this transaction creates. Collectively we believe this merger represents the best interests of the stockholders of both AlloVir and Kalaris with the opportunity to create significant value for patients and shareholders. The combined company will have a strong cash position which will enable us to advance a potentially transformative clinical stage asset through multiple data readouts over the next few years. I am also thrilled to be joining our experienced management team and Board with expertise in building and leading ophthalmic and retina focused biotech companies from discovery, development and commercialization.

In fact, I had the pleasure of working with many of the founders and leaders of Kalaris nearly 20 years ago, when together we brought the world’s very first anti-VEGF therapy, Macugen, to market back in 2004 and can personally vouch for the remarkable life-changing benefits that have been delivered to a generation of patients living with neovascular age-related macular degeneration and diabetic macular edema and Retinal Vein

Occlusion. Therapies which target VEGF have revolutionized the treatment of many of the most feared and prevalent retinal diseases that have led to significantly improved vision outcomes for millions of patients around the world. We believe that Kalaris’ lead asset, TH103, designed by the world’s most decorated scientist in this space, Dr. Napoleone Ferrera, has the potential to transform the treatment paradigm yet again. TH103 was designed to bring meaningful innovation and benefits over existing therapies in a growing $14 billion global market, and we are excited to be a part of this transformational merger to accelerate its continued development.

With that said, it is my pleasure to introduce Andrew Oxtoby, Chief Executive Officer of Kalaris Therapeutics. Andrew has over two decades of experience in the pharmaceutical and biotech industries and has held a variety of leadership roles across multiple therapeutic areas during his career. Prior to joining Kalaris as CEO in March of this year, Andrew was the Chief Commercial Officer of Chinook Therapeutics, and he has also held multiple executive leadership roles at both Aimmune Therapeutics and Eli Lilly.

I am very much looking forward to working closely with Andrew and will now turn the call over to him.

Andrew?

Andrew Oxtoby

Thank you, David, and sincere thanks to the entire management team and board at AlloVir for your enthusiastic support of Kalaris and our development program. We at Kalaris are thrilled to be a part of this merger, and I personally look forward to working together to further the development of our lead asset, TH103.

With TH103, we truly believe we have the opportunity to potentially bring something remarkable to the treatment of retinal disease.

Our molecule is a fusion protein which targets vascular endothelial growth factor, or VEGF, which is the primary mediator and target of pathologic angiogenesis and exudation in retinal vascular disease. As David mentioned, anti-VEGF therapies have become the standard-of-care for the treatment of multiple vascular and exudative diseases since their introduction over 20 years ago, and we’re energized by the prospect of developing a novel intravitreal agent, against a validated target, which has the potential to provide a meaningful advance over existing treatment options.

The molecule was developed by Dr. Napoleone Ferrara, the distinguished Professor of Ophthalmology and Pathology in the UC San Diego School of Medicine, and an acknowledged pioneer in the field of VEGF. Dr. Ferrara co-founded Kalaris along with Dr. Srini Akkaraju and Dr. Mike Dybbs from Samsara BioCapital, as well as Dr. Samir Patel, who himself has a long and successful history in the development and commercialization of therapies in the field of ophthalmology and retinal disease, with executive leadership roles at Ophthotech and Eyetech.

TH103 has demonstrated increased anti-VEGF activity, as well as sustained retention in the retina in head-to-head preclinical studies versus aflibercept, and shortly I’ll be turning the presentation over to the Kalaris Medical Lead, Dr. Matt Feinsod to provide further details on these data, as well as an overview of our Phase I clinical program that recently began enrolling patients.

Before I do that, I’d like to spend a minute or two discussing the current market for anti-VEGF therapies and explain why patients need a new therapeutic option.

Today, the global market for branded anti-VEGF agents used to treat prevalent retinal diseases such as neovascular age-related macular degeneration or wet AMD, diabetic macular edema, or DME, and retinal vein occlusion, or RVO, stands at approximately $14 billion dollars. As you can see, there continues to be a large proportion of off-label use of compounded bevacizumab to treat these diseases, and yet even with that dynamic—as well as the potential launches of new therapies against less-established targets in the coming years—the market for branded VEGF agents is projected to grow to approximately $18 billion by 2029. The use of anti-VEGF therapies will continue to make a huge difference in the lives of patients all over the globe yet still an unmet need persists for a treatment option that could potentially deliver even better patient outcomes.

This slide illustrates the need to develop further advances in therapy to treat these diseases. The chart on the left from a registrational clinical trial is representative of what has been seen consistently across all agents over the last 20 years, where visual acuity is initially improved from baseline to a certain level, and then that level of improvement is maintained by patients over time in the controlled setting of a clinical study. On the right is a chart from a study looking at the outcomes for patients who received the same drug in the Real-World setting. This is one example of a phenomenon which has been seen consistently in this class of therapies – specifically that real-world patient outcomes over time have broadly not been able to replicate registrational clinical study results, with most of this being attributed to suboptimal compliance related to the burden of frequent clinic visits. Patient response to all anti-VEGF agents is heterogeneous and unpredictable, necessitating frequent in-person visits to the clinic both for clinical assessment, as well as for the injections themselves. Patients are often elderly and require further assistance from a family member or caregiver to make appointments, which can lead to inconsistent adherence to therapy regimens, and inevitably a decline in patient vision. Extending the interval between injections, and therefore clinic visits, could help to relieve this treatment burden. A novel therapeutic that could potentially deliver greater anti-VEGF activity and be sequestered longer in the retina could provide a clinically meaningful advance over the current treatment options available by helping to address this issue.

Before I turn the presentation over to Matt to take you through the details of TH103, I would be remiss if I didn’t further acknowledge the role that our co-founder and board member, Dr. Napoleone Ferrara, has played in the invention and development of the molecule. Napo is truly a pioneer in the world of medicine and drug development, having originally discovered and isolated the VEGF signaling protein and its various isoforms. He is also behind two of the most successful and foundational anti-VEGF therapies ever developed in Avastin® and Lucentis®, during his time at Genentech. Recognizing the treatment burden associated with currently available therapies, Napo and his colleagues sought to discover and design a novel long-acting VEGF inhibitor which could potentially extend treatment duration, reduce treatment burden, improve patient compliance, and deliver better patient outcomes as a result.

This molecule became TH103.

We at Kalaris feel privileged to be a part of steering Napo’s most-recent innovation in this field through a clinical development program and towards commercialization where it has the potential to make a meaningful difference in the lives of patients suffering from retinal disease all over the world.

With that, I’d like to introduce Dr. Matthew Feinsod, the Medical Lead for Kalaris. Dr. Feinsod is a board-certified ophthalmologist who has played key roles in a number of private and public biotech companies, including Eyetech and Imagen Biotech, from early-stage development through commercialization in the retina space. Matt has also served as a medical officer in the ophthalmology division of the U.S. Food and Drug Administration, and he’s going to be discussing the design of the TH103 molecule, TH103’s preclinical data, and the design and goals of our Phase 1 clinical trial which is currently enrolling treatment-naive patients in wet AMD.

I will now turn the call over to Matt.

Matthew Feinsod

Thank you Andrew. To reinforce Andrew’s words, while 20 years of anti-VEGF therapies have transformed patient outcomes for the better, many patients experience suboptimal visual acuity outcomes because it can be challenging for both themselves and their caregivers to adhere to a frequent clinic visit regimen over many years. This onerous regimen has prompted retina specialists to find ways to stretch the visit intervals, and has led some patients to delay or even skip their appointments.

Recognizing this major unmet need for a differentiated anti-VEGF to meaningfully address these issues, Dr Ferrara and his colleagues endeavored to engineer a truly long-acting biologic drug with increased anti-VEGF activity. How? By harnessing two molecular attributes intrinsic to native VEGF receptor 1: its high affinity for binding VEGF and its high affinity for binding macromolecules called heparan sulfate proteoglycans, or HSPGs, which are ubiquitous in the eye and can potentially serve as molecular anchors to retain a drug in ocular tissues. From the VEGF receptor 1 backbone, Dr Ferrara isolated key molecular domains that contribute to these high affinities and fused them to an IgG Fc to create the Kalaris lead asset, a next generation fully humanized fusion protein VEGF decoy receptor, TH103.

What are these key domains? By way of background, depicted here are two of the body’s native VEGF receptors, called VEGF receptors 1 (on the left, in blue) and 2 (on the bottom right, in red), each with 7 extracellular domains. Importantly, each receptor has differing biologic functions and there is agreement that VEGF binds VEGF Receptor 1 with substantially higher affinity than it binds VEGF receptor 2. First drawing your attention to the left illustration, Dr Ferrara isolated domains 2 and 3 from native VEGF receptor 1, and as mentioned, fused them to an IgG Fc to create the Kalaris decoy VEGF receptor, TH103. That is, TH103 is derived from domain’s 2 and 3 — both from VEGF receptor 1. In contrast, to the right, the current market leading agent, aflibercept, while also a decoy VEGF receptor sharing some structural similarity with TH103, has a salient molecular difference: it pairs domain 2 of VEGF receptor 1 with domain 3 derived from VEGF receptor 2, shown in red. This salient distinction is the basis for TH103’s unique potential advantages. Why? Let’s go to the next slide.

Because Domain 2 of VEGF Receptor 1 is primarily responsible for high affinity VEGF binding, and domain 3, on the left, has been shown to enhance VEGF binding and to potentially increase drug retention in the eye. How? Domain 3 has high affinity for HSPGs. HSPGs are negatively charged macromolecules present in the extracellular matrix and cell membranes throughout the body, including the retina. Positively charged residues in domain 3 of VEGF receptor 1 adhere to the negatively charged HSPGs, resulting in intraocular tissue deposition. In contrast, as seen on the right, domain 3 from VEGFR2 has lower affinity for HSPG, serving to minimize tissue sequestration; this might be desirable for systemic indications such as its original indication in oncology but not for a long-acting retinal therapy.

To test these hypotheses, Dr Ferrara conducted a series of in vitro and in vivo preclinical experiments, head-to-head against market leader aflibercept.

To begin, in this in vitro experiment, VEGF was introduced to bovine choroidal endothelial cells to stimulate cell proliferation. This model was selected because in nAMD, human choroidal endothelial cells proliferate during pathologic angiogenesis. On these graphs, percent inhibition is on the Y axis and drug concentration on the X axis. In the left graph, you can see that TH103 inhibited cell proliferation 100% at concentrations greater than 1nM, whereas in the right graph aflibercept inhibited proliferation by not more than 80% even at the highest tested concentrations. Next, to test TH103 activity in vivo, Dr Ferrara used the rodent laser induced choroidal neovascularization (CNV) model, shown on the next slide.

This rodent model is the most widely used to study the effects of anti-VEGF agents in inhibiting CNV. While not a direct model of AMD disease, in this experiment a laser was applied to stimulate growth of CNV lesions (as shown in fluorescent green) on the mouse retina one day after either TH103 or aflibercept was injected. The size of the CNV lesions was measured one week after laser, in order to assess the comparative effects of the two agents in preventing CNV growth.

As shown in the bar chart, where the Y axis is the CNV size and the X axis lists each tested agent, the mean CNV size after TH103 was lower compared with equimolar concentrations of aflibercept. Furthermore, note that TH103 performed favorably even when compared to a 10-fold higher concentration of aflibercept. Let’s now turn to TH103’s second potential advantage: prolonged duration of action.

Before reviewing the experimental data, it is helpful to visualize that HSPGs are ubiquitous in the retina, and the left panel shows the adult retina in cross section, where green represents presence of heparan sulfate and blue represents cell nuclei. As mentioned, the HSPGs serve as molecular binding partners for domain 3 of VEGFR1, thereby potentially increasing TH103 retention in the eye. The following describes Dr Ferrara’s experiments to assess whether TH103 was retained in retinal layers and remained biologically active.

In this rabbit model, drug presence is assessed by staining intensity as measured by immunohistochemistry. To compare retinal retention of drug, staining intensity was measured 14 days after IVT administration and as visible in these retina cross sections, at 14 days TH103 showed darker staining compared with aflibercept. Next, to assess whether these data translate to biologic activity at later time points in vivo, Dr Ferrara repeated the rodent laser induced CNV model, but with one important experimental change.

In order to assess relative duration of action, this time, instead of injecting TH103 or aflibercept 1 day prior to laser, his team injected the agents 2 weeks prior, as shown in the left panel, to assess durability of effect, ie, would the drug remain active as measured by CNV area 3 weeks after administration?

As shown in this bar chart, 3 weeks after administration TH103 retained its biologic activity compared with equimolar concentration of aflibercept and control, again showing lower mean CNV size.

To help visualize these in vivo results, from left to right, representative images from the same experiment show the difference in CNV size 3 weeks after administration of control, aflibercept and TH103, with TH103 clearly showing a reduction in CNV size, indicating a preserved biological effect even at this later time point.

To summarize, Dr Ferrara has engineered the Kalaris lead asset, TH103, for prolonged duration of action and increased anti-VEGF activity, and favorable preclinical, head to head experimental data compared with aflibercept support its progression to clinical trials to assess whether these results translate in human disease.

As such, Kalaris is actively enrolling a Phase 1 clinical trial.

The Phase 1 trial is enrolling treatment naïve, neovascular AMD patients, with initial clinical data anticipated in the third quarter of next year, and Kalaris plans for a natural expansion of TH103 into the other major, prevalent VEGF-mediated retinal diseases in the future. To provide more detail on the Phase 1 clinical trial, ...

Phase 1 objectives include safety, dose finding, pharmacokinetics and initial pharmacodynamics. The trial is divided into 2 parts. In Part 1, we are studying a 20-fold dose range, divided into 4 cohorts of 3 patients, each receiving a single intravitreal dose. In Part 2, 12 patients with verified anti-VEGF response and then fluid reemergence after treatment with standard of care aflibercept are to be randomized to one of 2 doses of TH103 selected from Part 1. Part 2 is designed to potentially allow for within-subject data comparisons with aflibercept. As mentioned, initial clinical data from Part 1 are expected in the 3rd quarter of 2025. I will now turn the call back over to Andrew.

Andrew Oxtoby

Thank you, Matt.

I’d like to wrap up the presentation by highlighting the current Kalaris management team and members of the Board of Directors that are expected to be a part of the combined organization moving forward. Working alongside myself as CEO, and Matt as the combined company’s medical lead will be Dr. Jeffrey Nau as the Chief Operating Officer, who joined Kalaris in April of this year. Jeff has 20 years of experience working in ophthalmology and was the President and CEO of Oyster Point Pharmaceuticals prior to joining Kalaris where he guided its corporate evolution from inception through to the company’s subsequent acquisition by Viatris.

David Hallal, the current Chair of the AlloVir board, will be the Chair of the combined company’s board. Dr. Samir Patel has served as the Kalaris Executive Chairman since he co-founded the company along with Dr. Ferrara and the team at Samsara, and with David as the combined company’s Chair, I’m pleased to share that Samir will become a board member of the combined company. Also expected to join the future board alongside David, Samir, and myself are Dr. Akkaraju and Dr. Dybbs from our founding VC Samsara, as well as Dr. Tony Adamis who was a co-founder of both Eyetech and Eyebio after previously serving as the Global Head of Ophthalmology, Immunology, Metabolism and Infectious Disease at Genentech. Two additional Board members are also expected to be named to the combined company’s board of directors, one to be selected by AlloVir and the other to be mutually agreed upon by the two companies.

The proposed merger we are announcing today is expected to close in the first quarter of 2025 and is subject to customary closing conditions, including termination or expiration of applicable antitrust waiting periods and approvals by the stockholders of AlloVir and Kalaris. Following the closing, the combined company expects to have proceeds of approximately $100 million dollars to accelerate the development of TH103, which should be sufficient cash runway to fund operations until Q4 of 2026 – including the completion of both parts of our

Phase 1 study as well as the initiation of a Phase 2 repeat dose clinical trial of TH103. We expect to be able to share initial data from Part 1 of our Phase 1 study in the third quarter of 2025, and further data from Part 2 of the study in the first half of 2026. We’re excited by the prospect of accelerating our development program and look forward to being able to share these initial clinical data with you.

With this, I’d like to thank all of you for your interest in our company, and this concludes the call.

END

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed merger by and between AlloVir and Kalaris; the combined company’s listing on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company; expectations regarding the structure, timing and completion of any bridge financing, including investment amounts from investors; the anticipated timing of the closing; the expected executive officers and directors of the combined company; timing of closing, expected proceeds and impact on ownership structure; each company’s and the combined company’s expected cash position at the closing and cash runway of the combined company following the proposed merger and any bridge financing; the future operations of the combined company, including research and development activities; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company, including expectations around market exclusivity and intellectual property protection; the location of the combined company’s corporate headquarters; anticipated clinical drug development activities and related timelines, including the expected timing for announcement of data and other clinical results; expectations regarding the therapeutic benefits, clinical potential and clinical development of TH103; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements are made as of the date they were first made, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting AlloVir, Kalaris, the proposed merger or any bridge financing will be those that have been anticipated.

Forward-looking statements are subject to a number of important risks and uncertainties, many of which involve factors or circumstances that are beyond AlloVir’s and Kalaris’ control. Actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing are not satisfied, including the failure to timely obtain stockholder approval for the proposed merger from both AlloVir’s and Kalaris’ stockholders, if at all; (ii) uncertainties as to the timing of the consummation of the proposed merger and the ability of each of AlloVir and Kalaris to consummate the proposed merger; (iii) risks related to AlloVir’s continued listing on Nasdaq until closing of the proposed merger; (iv) risks related to AlloVir’s and Kalaris’ ability to manage their operating expenses and their expenses associated with the proposed merger pending the closing, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (v) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (vi) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed merger; (vii) the risk that as a result of adjustments to the exchange ratio, AlloVir stockholders and Kalaris stockholders could own more or less of the combined company than is currently anticipated; (viii) risks related to the market price of AlloVir’s common stock relative to the value suggested by the exchange ratio; (ix) unexpected costs, charges or expenses resulting from the proposed merger; (x) competitive responses to the proposed merger; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; (xii) the uncertainties associated with Kalaris’ product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials; (xiii) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates; (xiv) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xv) risks related to the failure to realize any value from product candidates being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xvi) the ability to obtain, maintain, and protect intellectual property rights related to product candidates; (xvii) changes in regulatory requirements and government incentives; (xviii) competition; (xix) risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the proposed merger, including with respect to future financial and operating results; (xx) the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of AlloVir or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages; and (xxi) the risk that any bridge financing is not consummated prior to the closing, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in AlloVir’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC, subsequent Quarterly Reports on Form 10-Q filed with the SEC, and in other filings that AlloVir makes and will make with the SEC in connection with the proposed merger, including the Form S-4 and Proxy Statement described below under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Each of AlloVir and Kalaris expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in AlloVir or Kalaris.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities nor a solicitation of any vote or approval with respect to the proposed merger or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication relates to the proposed merger involving AlloVir and Kalaris and may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed merger, AlloVir intends to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that AlloVir may file with the SEC and or send to AlloVir’s stockholders in connection with the proposed merger. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF ALLOVIR ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLOVIR, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by AlloVir with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by AlloVir with the SEC will also be available free of charge on AlloVir’s website at www.allovir.com, or by contacting AlloVir’s Investor Relations at ir@allovir.com.

Participants in the Solicitation

AlloVir, Kalaris, and their respective directors and certain of their executive officers and other members of management may be considered participants in the solicitation of proxies from AlloVir’s stockholders with respect to the proposed merger under the rules of the SEC. Information about the directors and executive officers of AlloVir is set forth in its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 15, 2024, subsequent Quarterly Reports on Form 10-Q , the definitive proxy statement for AlloVir’s 2024 annual meeting of stockholders, which was filed with the SEC on April 23, 2024 and other documents that may be filed from time to time with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including about the directors and executive officers of Kalaris, and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described above.